Regulation A Agreement

This Regulation A Agreement (the “Agreement”) is dated as of July 26th, 2018 by and between Jetblack Corp. (“Company”) and Pikeminnow Funding LLC (“Purchaser”), a Colorado limited liability company, with its address at 866 Fossil View Drive, Pitkin, CO 81241.

WHEREAS:

1.

Company desires to sell up to $2 million of its common stock in a Tier 1 Regulation offering (the “Offering”).

2.

Purchaser desires to purchase common stock in the Offering.

Now, therefore, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto contract and agree as follows:

1.

Company agrees to conduct the Offering exclusively in the State of Colorado.

2.

Company agrees to sell up to $2 million of its common stock in the Offering.  The final amount of the Offering will be agreed upon by Company and Purchaser prior to the filing of the required documents for the Offering.

3.

Company agrees that it will refile its Reg A with a lower Offering Price if the closing bid price of its common stock reflects less than a 30% discount to the Offering Price for three consecutive trading days.

4.

Company agrees that it will not sell in the Offering on any day more than 20% of the average trading volume for the five prior trading days.

5.

Company agrees that it will not offer shares for sale in the Offering on any day, if the lowest traded price of its common stock on the prior day, was less than a 30% discount to the Offering Price.

6.

Company agrees to give Purchaser and its affiliates and Carden Capital LLC and its affiliates a right of first refusal over any securities offered in the Offering.  This right of first refusal shall become valid only upon approval of the Offering by the State of Colorado Securities Division and the SEC.

7.

Company agrees that it will seek and receive consent from any existing convertible debtholders, if contractually required by them in order to proceed with the Offering.

8.

Company agrees that, during the term of this Agreement, it may not enter into any variable rate financings (defined as an issue of any security or granting of any payment which can be converted into a variable amount of stock), any other Regulation A offering, or enter into any securities exchange transactions pursuant to Sections 3(a)(9) or 3(a)(10) of the Securities Act of 1933, without first receiving the prior approval of Purchaser.

9.

Company agrees to make all required filings with the SEC and the State of Colorado Securities Division, as soon possible, following execution of this Agreement, and to take all other necessary actions in order to receive approval of the Offering as soon as possible.

10.

Company agrees and covenants that its Board of Directors has given its consent for Company to enter into this Agreement and take all steps necessary to complete the Offering.

11.

Upon the request of Purchaser, Company agrees to furnish Purchaser with a schedule of all purchases (including name of purchaser, date of purchase, shares sold, and funds received) made under the Offering since its inception.

12.

Subject to Company complying to the satisfaction of Purchaser with items 1-11 above, Purchaser agrees to purchase, at its discretion, up to $2 million of Company common stock in the Offering.  Company and Purchaser agree that the terms of this Agreement shall not constitute a pre-sale of securities in the Offering.

13.

Company and Purchaser agree that this Agreement shall be valid for the later of 3 years from the date of the execution of this Agreement, or 2 years from the approval of the Offering by the SEC and the State of Colorado Securities Division.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

Jetblack Corp.

/s/ Daniel Goldin

By: Daniel Goldin

Title: Chairman

Pikeminnow Funding LLC

/s/ Gavan Duemke

By: Gavan Duemke

Title: Managing Partner